Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges and Preferred Stock Dividends

Resolute Energy Corporation

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	Years Ended December 31,
	2017		2016	2015	2014		2013
Earnings:
Income (loss) before income taxes	(1,526)		(161,631)	(764,633)	(25,990		(178,485)
Fixed charges, excluding capitalized interest	46,077		53,534	67,384	35,845		33,499
Earnings	44,551		(108,097)	(697,249)	9,855		(144,986)
Fixed charges:
Interest expense, including capitalized interest	59,291		54,813	70,345	46,429		47,832
Estimate of interest within rental expense	2,628		2,851	3,026	4,356		4,198
Fixed charges	61,919		57,664	73,371	50,785		52,030
Preferred stock dividends (a)	6,475		1,184	—	—		—
Ratio of earnings to fixed charges and preferred stock dividends	(b	)	(b )	(b )	(b	)	(b )

(a)	The amounts disclosed herein for preferred stock dividends represent both the dividends declared and the dividends accumulated for the period.
(b)	Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $23.8 million, $166.9 million, $770.6 million, $40.9 million and $197 million for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, respectively.